Filed by Corn Products International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Corn Products International, Inc.
Commission File No.: 001-13397
Bunge and Corn Products to Combine June 23, 2008 Creating a strategically balanced and diverse agribusiness and food products leader

Forward Looking Statements This presentation contains "forward-looking statements", including, among other statements, statements regarding the proposed merger between Bunge Limited and Corn Products International, Inc., and the anticipated consequences and benefits of such transaction. Statements made in the future tense, and words such as "anticipate", "expect", "project", "continue", "believe", "plan", "estimate", "intend", "will", "may" and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Bunge and Corn Products. Relevant risks and uncertainties include those referenced in Bunge's and Corn Products' filings with the Securities and Exchange Commission (the "SEC") which can be obtained as described in "Additional Information" below. Risks and uncertainties relating to the proposed merger include: required regulatory approvals may not be obtained in a timely manner, if at all; the proposed merger may not be consummated; the anticipated benefits of the proposed merger, including synergies, may not be realized; and the integration of Corn Products' operations with those of Bunge may be materially delayed or may be more costly or difficult than expected. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Bunge assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.

Bunge 2008 Guidance Update Increasing 2008 full year net income guidance from $7.10 to $7.40 per share to $9.35 to $9.65 per share* Market fundamentals remain solid Customer demand has remained firm despite high price commodity environment Oilseed processing margins generally strong worldwide Fertilizer business benefiting from high international prices However, not without risks Volatile, high price environment creates certain challenges for our industry Managing working capital and risk will continue to be essential in the coming months *Based on 138 million shares outstanding, which includes assumed dilution relating to Bunge's convertible preference shares.

Overview of Transaction See slide 13 for transaction details Structure: Stock-for-stock merger, tax free to Corn Products stockholders Terms: Each share of Corn Products stock to be exchanged for a fraction of a Bunge share equal to $56.00 in value, subject to adjustment For example, based on the 15-day volume-weighted average closing price of Bunge shares ending June 20, 2008 ($121.00), Corn Products stockholders would receive 0.4628 of a Bunge share for each Corn Products share Valuation: Represents 30.5% premium to the June 20, 2008 closing price of $42.90 and 24.7% premium to the 20-day average trading price of $44.90 Aggregate transaction value of $4.8 billion, including assumption of approximately $414 million of Corn Products' net debt Timing: Expected to close in 4th quarter 2008

Compelling Strategic Rationale Broadens product portfolio and deepens customer relationships Adds Corn Products' value-added sweeteners/starches to Bunge's portfolio of agribusiness, fertilizer, edible oil and milling products Broader product portfolio and integrated distribution creates stronger single-source supplier Improves balance and strengthens presence in attractive geographies Extends footprint in key geographies (North and South America) Provides opportunity to expand in high growth geographies (China, Mexico, India, South America, Southeast Asia, Africa) Economically attractive transaction for both shareholders Enables incremental value creation through integration of corn, oilseeds and other value chains Establishes new growth platform for Bunge Corn Products stockholders to participate in larger global entity with leading positions in key growth markets Positive impact on balance sheet supports future growth Bunge is a proven operator with history of successful acquisitions

Corn Products - Leader in Corn-Based Products Solid fundamentals with strong earnings growth, balance sheet and cash flow generation 2003-2008e EPS CAGR expected to be between 22% and 24% Solid balance sheet Strong cash flow generation A leading global corn refiner and supplier of higher-value food ingredients and industrial products Sweetener products (57% of 2007 sales): high fructose corn syrup, glucose corn syrups, dextrose Starch-based products (22% of 2007 sales): industrial and process food starches, fermentation Co-products (21% of 2007 sales): refined corn oil, corn gluten Customers span 70 countries in 60 industries across food and industrial markets Processed food, 25%; Soft Drink, 16%; Brewing Industry, 11%; Animal Feed, 11%; Other, 37% Global footprint with 34 plants across 15 countries with leading production share positions in numerous key growth geographies Only North American corn refiner with full-scale starch and sweetener facilities in all three countries Leading share of capacity in South America, Mexico, Canada and Pakistan Top tier producer in South Korea and Thailand Consistent, increasing global demand anticipated over long-term Global starch and sweetener market growing at approximately 5% per year Rising per capita income, improved diets Enhanced technologies and innovative product applications

Complementary Global Operations Corn Products & Bunge Bunge Corn Products Approximately 32,000 employees in 40 countries Corporate Headquarters

Highly Complementary Value Chain Improved supply chain and risk management New food ingredients Fermentation & enzyme technologies Combined product innovation Enhanced sales & distribution Origination Logistics Risk Management Corn (Dry Milling) Corn (Wet Milling) Oilseeds & Grains Sugar & Biofuels Fertilizer Distribution to Customers Innovation

Enhanced Product Portfolio Margin Ag Products Staple Products Higher Value-Added & Specialty Ingredients Raw grains Corn gluten feed Soybean meal Corn gluten meal Crude vegetable oils Sugar Glucose HFCS Glucose syrups Specialty vegetable oils High maltose syrup Liquid dextrose Regular starch Syrup blends Margarines Refined corn oil Mayonnaise Wheat flour Refined & packaged veg oils Corn grits, meals & flours Value-Added Products Polyols Fermentation products Crystalline dextrose Health and wellness Fertilizer

Greater Opportunities to Serve Larger Customer Base Farmers Livestock Producers Food Service Retail/Grocery Distribution, Sales, Innovation Animal Feed Bakery Brewing Food Processors Beverage Industry Paper Dairy Industrial & Chemical Pharma/Personal Care

Economically Attractive Shareholders of both companies will have the opportunity to participate in a larger scale, first-tier agribusiness and food company Anticipated annual cost synergies and incremental profit opportunities in the range of $100 to $120 million Cost savings expected in areas such as procurement, logistics and elimination of duplicate costs Positive impact on balance sheet supports future growth

Bunge's Strong Track Record of Successful Integration Corn Products is latest and largest acquisition Walter Rau Ceval Manah La Plata Cereal Kama Foods & Poland mergers (Ewico, ZPT Olvit, Olvit-Pro) 1997-1999 2000-2003 2003-2007 2008 IAP Ouro Verde Established leading position in Brazil oilseed processing Expanded fertilizer business Cereol Expanded fertilizer business Built stronger position in Argentina agribusiness Created leading global agribusiness and food company Established leading edible oil position in Poland First asset in complementary sugar value chain Santa Juliana Corn Products Entry into higher value edible oil products in Europe Creates larger, more diversified global company Key Acquisitions

Overview of Transaction - Detail Structure: Stock-for-stock merger in which a newly formed subsidiary of Bunge will merge into Corn Products so that Corn Products becomes a wholly owned subsidiary of Bunge Terms: Each share of common stock of Corn Products will be converted into the right to receive a fraction of a common share of Bunge determined by dividing $56.00 by the volume-weighted average closing price of a Bunge common share on the NYSE during the 15-trading days ending on the second trading day before the date of the Corn Products stockholder meeting, except if this average closing price is equal to or greater than $133.10, each share of Corn Products common stock will be exchanged for 0.4207 of a Bunge common share, and if this average closing price is equal to or less than $108.90, each share of Corn Products common stock will be exchanged for 0.5142 of a Bunge common share. Following the closing of the transaction, Corn Products stockholders will own approximately 21% of Bunge's fully diluted shares. Valuation: $4.8 billion, including the assumption of approximately $414 million of Corn Products' net debt. Timeline: The merger is expected to close in the fourth quarter of this year, subject to satisfaction of customary closing conditions, as well as approval by the shareholders of both companies.

Additional Information This material is not a substitute for the joint proxy statement/prospectus and any other documents Bunge Limited and Corn Products International, Inc. intend to file with the SEC in connection with the proposed merger. Investors and securityholders are urged to carefully read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be, and other documents filed or to be filed by Bunge and Corn Products with the SEC are or will be, available free of charge at the SEC's web site (www.sec.gov), by accessing Bunge's website at www.bunge.com under the tab "About Bunge" and then under the heading "Investor Information" and from Bunge by directing a request to Bunge Limited, 50 Main Street, White Plains, NY 10606, Attention: Investor Relations, and by accessing Corn Products' website at www.cornproducts.com under the tab "Investors" and then under the heading "Financial Reports" and then under the heading "SEC Filings" and from Corn Products by directing a request to Corn Products International, Inc., 5 Westbrook Corporate Center Westchester, IL 60154, Attention: Investor Relations. Neither Bunge nor Corn Products is currently engaged in a solicitation of proxies from the securityholders of Bunge or Corn Products in connection with the proposed merger. If a proxy solicitation commences, Bunge, Corn Products and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. Information about Bunge's directors and executive officers is available in Bunge's proxy statement, dated April 16, 2008, for its 2008 annual meeting of shareholders and in Bunge's most recent filing on Form 10-K. Information about Corn Products' directors and executive officers is available in Corn Products' proxy statement, dated April 4, 2008, for its 2008 annual meeting of stockholders and in Corn Products' most recent filing on Form 10-K. Additional information about the interests of potential participants will be included in the joint proxy statement/prospectus when it becomes available.